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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)



                         ANDREA ELECTRONICS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    034393108
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                                 (CUSIP Number)

                                DOUGLAS J. ANDREA
                    65 ORVILLE DRIVE, BOHEMIA, NEW YORK 11716
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 3, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/


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CUSIP No. 034393108                                                SCHEDULE 13D
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1       NAME OF REPORTING PERSONS

        DOUGLAS J. ANDREA
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /_/
                                                                        (b) /_/
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3       SEC USE ONLY
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4       SOURCE OF FUNDS

        PF, OO
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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 /_/
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
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  NUMBER OF             7       SOLE VOTING POWER                  244,700 (1)
   SHARES
BENEFICIALLY            --------------------------------------------------------
 OWNED BY               8       SHARED VOTING POWER                16,314 (2)
   EACH
 REPORTING              --------------------------------------------------------
  PERSON                9       SOLE DISPOSITIVE POWER             244,700 (1)

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER           16,314 (2)
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,951,014 (3)
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12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /_/
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
        6.2% (4)
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14      TYPE OF REPORTING PERSON
        IN
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(1)  Does not include 3,690,000 shares subject to options.
(2) Mr. Andrea may be deemed to be the beneficial owner of 12,438 shares owned by Mr. Andrea's spouse and 3,876 shares owned by Mr. Andrea's daughter.
(3)  Includes 3,690,000 shares subject to options.
(4) Based on 59,861,193 shares of Company common stock outstanding on July 8, 2008, plus the 3,690,000 shares that may be acquired by Mr. Andrea within 60 days of July 16, 2008.

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ITEM 1.           SECURITY AND ISSUER
                  -------------------

                  Common stock, par value $0.01 per share
                  Andrea Electronics Corporation
                  65 Orville Drive
                  Bohemia, New York 11716

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

                  (a)    The name of the reporting person is Douglas J. Andrea.

                  (b) Mr. Andrea's business address is Andrea Electronics Corporation, 65 Orville Drive, Bohemia, New York 11716.

                  (c) Mr. Andrea is Chairman of the Board, President, Chief Executive Officer and Corporate Secretary of Andrea Electronics Corporation (the "Company"). The address of the Company is 65 Orville Drive, Bohemia, New York 11716.

                  (d) Mr. Andrea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Mr. Andrea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)    Mr. Andrea is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

                  53,750 shares were acquired by Mr. Andrea for a total of $36,281. All of the funds used to purchase these shares were personal funds of Mr. Andrea.

                  15,950 shares were gifted to Mr. Andrea.

                  175,000 shares were acquired by Mr. Andrea as a result of stock grants. All stock grants are fully vested. These shares were acquired by Mr. Andrea without payment.

                  3,690,000 shares may be acquired by Mr. Andrea upon the exercise of stock options under the Company's 1991 Performance Equity Plan, 1998 Stock Plan and 2006 Equity Compensation Plan. These options are exercisable within sixty days of July 16, 2008. The exercise price for each of these options range from $0.04 to $6.875.

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                  12,438 shares were gifted to Mr. Andrea's spouse.

                  3,876 shares were gifted to Mr. Andrea's daughter.

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

         The shares covered by this Schedule 13D are being held for investment purposes. Mr. Andrea may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

         Except as described above and in his capacity as Chairman of the Board, President, Chief Executive Officer and Corporate Secretary of the Company, Mr. Andrea does not have any present plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j)      any action similar to any of those enumerated above.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         (a) Mr. Andrea beneficially owns 3,951,014 common shares, including 3,690,000 shares that may be acquired by Mr. Andrea within 60 days of July 16, 2008, representing 6.2% of the 59,861,193 issued and outstanding shares of the Company's common stock as of July 8, 2008. Pursuant to Rule 13d-3, the 3,690,000 shares that may be acquired by Mr. Andrea within 60 days of July 16, 2008 are also deemed to be outstanding for purpose of computing the percentage of outstanding shares of the Company's common stock owned by Mr. Andrea.

         (b) Mr. Andrea has sole voting and dispositive power over 244,700 shares. Mr. Andrea may also be deemed to be the beneficial owner of 12,438 shares owned by Mr. Andrea's spouse and 3,876 shares owned by Mr. Andrea's daughter.

         The name of Mr. Andrea's spouse is Jill Andrea.

         Mrs. Andrea's address is 65 Orville Drive, Bohemia, New York 11716.

         Mrs. Andrea is not employed.

         Mrs. Andrea has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Mrs. Andrea has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mrs. Andrea is a United States citizen.

         (c) Mr. Andrea has not effected any transactions in the common stock of the Company during the past 60 days.

         (d)    Not applicable.

         (e)    Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH
                ---------------------------------------------------------------
                RESPECT TO SECURITIES OF THE ISSUER
                -----------------------------------

         There are no contracts, arrangements, understandings or relationships between Mr. Andrea and any person with respect to any securities of the Company's common stock.

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ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS
                --------------------------------

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 16, 2008                           By: /s/ Douglas J. Andrea
                                            -----------------------------------
                                            Douglas J. Andrea



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